QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6—K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003
Commission File Number 333-105024

NORAMPAC INC.
752 Sherbrooke Street West
Montréal, Québec
Canada H3A 1G1

(Address of registrant's principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F    ☒    Form 40-F    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes    ☐    No    ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):                         .

        This Report of Foreign Private Issuer on Form 6-K is being furnished with the Securities and Exchange Commission by Norampac Inc. (the "Company") for the purpose of providing the press releases issued by the Company on October 27, 2003 and October 28, 2003, copies of which are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, hereto and incorporated herein by reference.

Exhibit Number	Document
99.1	Press release, issued by Norampac Inc. on October 27, 2003
99.2	Press release, issued by Norampac Inc. on October 28, 2003

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORAMPAC INC.
By:	/s/ ROBERT F. HALL

Name:	Robert F. Hall
Title:	Vice President, Legal Affairs and Secretary

Date: October 28, 2003

Exhibit Index

Exhibit Number	Document
99.1	Press release, issued by Norampac Inc. on October 27, 2003
99.2	Press release, issued by Norampac Inc. on October 28, 2003

QuickLinks

SIGNATURES
Exhibit Index